Filed by Alphabet Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Alphabet Inc. Form S-4 File Number: 333-209515

Alphabet Inc. Announces 79% Participation in Exchange Offers and Consent

Solicitations and Extends Early Consent Benefits to Remaining Bondholders

MOUNTAIN VIEW, Calif. – April 12, 2016 – Alphabet Inc. (“Alphabet”) (NASDAQ: GOOG, GOOGL) announced today that, in connection with its previously announced offers to exchange any and all validly tendered and accepted 3.625% Notes due 2021 and 3.375% Notes due 2024 issued by Google Inc., Alphabet’s wholly-owned subsidiary (collectively, the “Google Notes”), for new notes to be issued by Alphabet (collectively, the “Alphabet Notes”), and the related solicitations of consents to amend the indenture governing the Google Notes (together, the “Exchange Offers and Consent Solicitations”), it has received the requisite number of consents to adopt certain amendments to the indentures governing the Google Notes, subject to each holder’s right to withdraw previously tendered Google Notes. Based upon the substantial participation to date and the amendments contemplated in the exchange offers, Alphabet is allowing additional time for investors to participate on the same terms as the 79% of bondholders who have already agreed to exchange by extending the early consent deadline to receive the Early Participation Premium (as defined below) to 11:59 p.m., New York City time, on April 25, 2016, the same time as the Expiration Date (as defined below) for the Exchange Offers and Consent Solicitations, unless either of them are further extended.

Except as described in this press release relating to the extension of the early consent deadline, no changes have been made to the terms and conditions of the Exchange Offers and Consent Solicitations, which are set forth in the Registration Statement on Form S-4 (File No. 333-209515) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (“SEC”) on February 12, 2016, was amended by Amendment No. 1 to the Registration Statement on March 29, 2016 and was declared effective by the SEC on April 7, 2016.

The early consent deadline had been 5:00 p.m., New York City time, on April 11, 2016 (the “Original Early Consent Date”). The aggregate principal amount of the Google Notes that have been validly tendered and not validly withdrawn as of the Original Early Consent Date is listed in the table below.

CUSIP No.	Series of Notes Issued by Google to be Exchanged	Aggregate Principal Amount Outstanding	Tenders and Consents Received as of the Original Early Consent Date	Percentage of Total Outstanding Principal Amount of such Series of Google Notes
38259P AB8	3.625% Notes due 2021	$1,000,000,000	$787,845,000	78.78%
38259P AD4	3.375% Notes due 2024	$1,000,000,000	$789,766,000	78.98%

The Exchange Offers and Consent Solicitations are being made upon the terms and subject to the conditions set forth in Alphabet’s prospectus, dated as of April 7, 2016 (the “Prospectus”), which forms a part of the Registration Statement, and the related Letter of Transmittal and Consent (the “Letter of Transmittal”) that contain a more complete description of the terms and conditions of the Exchange Offers and Consent Solicitations. The Exchange Offers and Consent Solicitations will expire at 11:59 p.m., New York City time, on April 25, 2016, unless extended (the “Expiration Date”). Tendered Google Notes may be validly withdrawn, and related consents may be revoked, at any time prior to the Expiration Date and Alphabet may withdraw, amend, or, if a condition to the Exchange Offers and Consent Solicitations is not satisfied or, where permitted, waived, terminate the Exchange Offers and Consent Solicitations at any time, subject to applicable law. The consideration for each $1,000 principal amount of Google Notes validly tendered at or prior to the Expiration Date and not validly withdrawn will be $1,000 principal amount of Alphabet Notes and a cash amount of $2.50 (the “Total Consideration”), which includes an early participation premium of $30 principal amount of Alphabet Notes of the applicable series (the “Early Participation Premium”). Requests for documents may be directed to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or by telephone for banks and brokers collect at (212) 269-5550, all others toll-free at (877) 732-3617.

The Dealer Managers for the Exchange Offers and Consent Solicitations are:

Lead Dealer Manager

Morgan Stanley & Co. LLC

1585 Broadway, 4th Floor

New York, New York 10036

Attention: Liability Management Group

(212) 761-1057 (collect)

(800) 624-1808 (toll-free)

Co-Dealer Managers

Merrill Lynch, Pierce, Fenner & Smith Incorporated

214 North Tryon Street, 21st Floor

Charlotte, North Carolina 28255

Attention: Liability

Management Group

(980) 387-3907 (collect)

(888) 292-0070 (toll-free)

Citigroup Global Markets Inc. 390 Greenwich Street, 1st Floor New York, New York 10013 Attention: Liability Management Group (212) 723-6106 (collect) (800) 558-3745 (toll-free)	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attention: Liability Management Group (212) 834-3424 (collect) (866) 834-4666 (toll-free)	Wells Fargo Securities, LLC 550 South Tryon Street, 5th Floor Charlotte, North Carolina 28202 Attention: Liability Management Group 704-410-4760 (collect) 866-309-6316 (toll-free)

The Exchange Agent for the Exchange Offers and Consent Solicitations is:

D.F. King & Co., Inc.

By Facsimile (Eligible Institutions Only): (212) 709-3328 Attention: Krystal Scrudato For Information or Confirmation by Telephone: (212) 493-6940	By Mail or Hand: 48 Wall Street, 22nd Floor New York, New York 10005 Attention: Krystal Scrudato

The Information Agent for the Exchange Offers and Consent Solicitations is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others, Please Call Toll Free: (877) 732-3617

Email: goog@dfking.com

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The Exchange Offers and Consent Solicitations may be made only pursuant to the terms and conditions of the Prospectus, the Letter of Transmittal and the other related materials.

About Alphabet Inc.

Larry Page and Sergey Brin founded Google in September 1998. Since then, the company has grown to more than 60,000 employees worldwide, with a wide range of popular products and platforms like Search, Maps, Ads, Gmail, Android, Chrome, and YouTube. In October 2015, Alphabet became the parent holding company of Google.

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